October 9, 2015
BY EDGAR AND OVERNIGHT COURIER
Ms. Suzanne Hayes
Assistant Director
Office of Financial Services II
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 001-32236

Dear Ms. Hayes:

We received your letter dated September 28, 2015. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments. As discussed with the Commission’s staff on October 8, we expect to file our response on or before October 26, 2015.
Please feel free to contact Elena Dulik at (212) 446-9142 or me at (212) 446-9168 if you have any questions.
Sincerely,

\s\ Matthew S. Stadler
Matthew S. Stadler
Executive Vice President and
Chief Financial Officer

cc:     Jim Dunn, Securities and Exchange Commission
Yolanda R. Trotter, Securities and Exchange Commission

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